Exhibit 99.3

SOURCE:	AXCAN PHARMA INC.
TSX SYMBOL (Toronto Stock Exchange):	AXP
NASDAQ SYMBOL (NASDAQ Global Market):	AXCA

DATE:	January 10, 2008
Press release for immediate distribution

AXCAN AND TPG CAPITAL RECEIVE ANTITRUST CLEARANCES IN CONNECTION WITH THE PROPOSED ACQUISITION

MONT-SAINT-HILAIRE, QUEBEC - Axcan announced today that it has received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the proposed acquisition of Axcan by an affiliate of TPG Capital.  In addition, the Commissioner of Competition has issued an advance ruling certificate in connection with the proposed acquisition under the Canadian Competition Act. As a result, the conditions to the closing of the acquisition relating to U.S. and Canadian antitrust approvals are now satisfied.

ABOUT AXCAN PHARMA

Axcan is a leading multinational specialty pharmaceutical company focused on gastroenterology. The Company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan’s products are marketed by its own specialized sales forces in North America and Europe. Its common shares are listed on the NASDAQ Global Market under the symbol “AXCA” and on the Toronto Stock Exchange under the symbol “AXP”.

ABOUT TPG CAPITAL

TPG Capital is the global buyout group of TPG, a leading private investment firm founded in 1992, with more than $35 billion of assets under management and offices in San Francisco, London, Hong Kong, New York, Minneapolis, Fort Worth, Melbourne, Menlo Park, Moscow, Mumbai, Beijing, Shanghai, Singapore and Tokyo.  TPG Capital has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, joint ventures and restructurings.  Please visit www.tpg.com.

INFORMATION:	Isabelle Adjahi
Senior Director, Investor Relations and Communications
Axcan Pharma Inc.
Tel: (450) 467-2600 ext. 2000

www.axcan.com